                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)



                          CLASSIC VACATION GROUP, INC.
                                (Name of Issuer)
                           --------------------------


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                    37937F106
                                 (Cusip Number)
                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                NOVEMBER 5, 2001
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                         (Continued on following pages)

CUSIP No. 37937F106                   13D                      Page 2 of 7 Pages
--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         CVG INVESTMENT LLC
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCES OF FUNDS

         OO
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY            0
                  --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH
 REPORTING              0
                  --------------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,333,333
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.8%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 3 of 7 Pages
--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         GV INVESTMENT LLC
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCES OF FUNDS

         OO
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY
                  --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH
 REPORTING              386,300
                  --------------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER


                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        6,255,225
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,255,225
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.9%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 4 of 7 Pages
--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THREE CITIES FUND III, L.P.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCES OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY            0
                  --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH
 REPORTING              0
                  --------------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER

                        0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,588,558
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.9%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 5 of 7 Pages
--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THREE CITIES RESEARCH, INC.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCES OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY
                  --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH
 REPORTING              386,300
                  --------------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER


                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        39,588,558
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,588,558
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         73.9%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 6 of 7 Pages
--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THAYER EQUITY INVESTORS III, L.P.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCES OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY
                  --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH
 REPORTING              9,599,749
                  --------------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER


                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,599,749
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,599,749
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.7%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 37937F106                   13D                      Page 7 of 7 Pages
--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         TC EQUITY PARTNERS, L.L.C.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY

--------------------------------------------------------------------------------
    4.   SOURCES OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF        7.    SOLE VOTING POWER
   SHARES
BENEFICIALLY
                  --------------------------------------------------------------
  OWNED BY        8.    SHARED VOTING POWER
    EACH
 REPORTING              9,599,749
                  --------------------------------------------------------------
PERSON WITH       9.    SOLE DISPOSITIVE POWER


                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        9,599,749
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,599,749
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.7%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, $.01 par value per share ("Shares"), of Classic Vacation Group, Inc., a New York corporation (the "Company"). The Company's principal executive offices are located at One North First Street, San Jose, California 95113.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The persons (the "Reporting Persons") filing this Statement are CVG Investment LLC, a Delaware limited liability company ("CVGI"), GV Investment LLC, a Delaware limited liability company ("GVI"), GVI's controlling member, Three Cities Fund III, L.P., a Delaware limited partnership ("TCF III"), the investment advisor to TCF III, Three Cities Research, Inc. ("Research"), Thayer Equity Investors III, L.P., a Delaware limited partnership ("Thayer"), and Thayer's sole general partner, TC Equity Partners, L.L.C., a Delaware limited liability company ("TC Equity").

         CVGI is a Delaware limited liability company formed to purchase $5,000,000 principal amount of the Company's 7.5% Senior Convertible Subordinated Notes (the "7.5% Convertible Notes"), which are convertible into Shares of the Company, and up to $19,250,000 principal amount of the Company's 7.5% Senior Exchangeable Subordinated Notes (the "7.5% Exchangeable Notes"), which may become exchangeable for 7.5% Convertible Notes. CVGI was also formed to acquire securities of the Company that are currently owned by GVI and Thayer. The principal business address of CVGI and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         GVI is a Delaware limited liability company originally formed to purchase $27,500,000 principal amount of the Company's 9% Convertible Subordinated Notes (the "9% Convertible Notes"), which are convertible into Shares of the Company. The principal business address of GVI and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         TCF III is a Delaware limited partnership formed to invest in securities selected by its investment committee. The principal business address of TCF III and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         The sole general partner of TCF III is TCR Associates III, L.L.C., a Delaware limited liability company ("TCR Associates"). The principal business of TCR Associates is serving as the sole general partner of TCF III and another fund advised by Research. The principal business address of TCR Associates and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         The managing member of TCR Associates is TCR GP, L.L.C., a Delaware limited liability company ("TCR GP"). The principal business of TCR GP is serving as the managing member of TCR Associates. The principal business address of TCR GP and the location of its principal office is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         Research is the investment advisor for TCF III. The principal business address of Research and the location of its principal office is 650 Madison Avenue, New York, New York 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Research is as follows:

                                              Residence or                           Principal Occupation
Name                                        Business Address                            or Employment
----                                        ----------------                            -------------
Willem F.P. de Vogel                 c/o Three Cities Research, Inc.            President and a Director of Research
                                     650 Madison Avenue
                                     New York, NY  10022

Thomas G. Weld                       c/o Three Cities Research, Inc.            Treasurer and a Director of Research
                                     650 Madison Avenue
                                     New York, NY  10022

J. William Uhrig                     c/o Three Cities Research, Inc.            Secretary and a Director of Research
                                     650 Madison Avenue
                                     New York, NY 10022


W. Robert Wright II                  c/o Three Cities Research, Inc.            Director of Research
                                     650 Madison Avenue
                                     New York, NY  10022

         Thayer is a Delaware limited partnership whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004. Thayer is a private equity fund and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries.

         TC Equity is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004. TC Equity is the sole general partner of Thayer and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries.

         The name, residence or business address and present principal occupation or employment of each of the principal members of TC Equity are as follows:

Name                                                   Residence or                        Principal Occupation
                                                     Business Address                         or Employment
----                                                 ----------------                         -------------
Frederic V. Malek                         1455 Pennsylvania Avenue, N.W.            Principal member of TC Equity and
                                          Suite 350                                       Director of the Company
                                          Washington, DC 20004

Carl J. Rickertsen                        1455 Pennsylvania Avenue, N.W. Suite      Principal member of TC Equity and
                                          Suite 350                                       Director of the Company
                                          Washington, DC 20004

Paul G. Stern                             1455 Pennsylvania Avenue, N.W. Suite      Principal member of TC Equity
                                          Suite 350
                                          Washington, DC 20004

         (d)-(e) During the last five years, none of the entities listed in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each person and entity named in this Item 2 is a citizen of the United States of America, except for Willem de Vogel who is a citizen of The Netherlands.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The only securities purchased since the filing persons formed a group were $5 million principal amount of 7.5% Convertible Notes, which are convertible into 33,333,333 Shares and $5 million principal amount of 7.5% Exchangeable Notes, which, if the number of shares the Company is authorized to issue is increased to 200,000,000 shares, will be exchanged for $5 million principal amount of 7.5% Convertible Notes, which will be convertible into an additional 33,333,333 Shares. Of the $10 million purchase price of the 7.5% Convertible Notes and 7.5% Exchangeable Notes, $8 million was contributed by TCF III, primarily with funds contributed by its limited partners, and $2 million was contributed by Thayer, primarily with funds contributed by its limited partners.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the transaction is to form a group that, through CVGI, will acquire $5 million principal amount of 7.5% Convertible Notes and up to $19.25 million principal amount of 7.5% Exchangeable Notes and seek to acquire all the Shares the members of the group do not already own. They will also cause the Company to terminate as promptly as practicable the listing of its Shares on the American Stock Exchange and the Company's registration under the Securities Exchange Act of 1934. CVG Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of CVGI ("CVG Acquisition"), commenced a tender offer on November 13, 2001, to purchase all of the outstanding Shares that are not already owned by members of the group. If CVG Acquisition purchases through the tender offer at least a majority of the Shares not owned by members of the Group, CVGI will be required to cause CVG Acquisition to be merged with the Company in a transaction in which shareholders other than CVGI and its affiliates will receive cash per share equal to the price paid in the tender offer and CVGI will become the sole shareholder of the corporation which survives the merger. CVGI may cause that merger to take place even if fewer than a majority of the shares not owned by members of the group are tendered in response to the tender offer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of the close of business on November 14, 2001, the Reporting Persons owned (i) 9,986,049 Shares, (ii) $30,800,000 principal amount of 9% Convertible Subordinated Notes, which are convertible into 5,868,925 Shares,
(iii) $5 million principal amount of 7.5% Convertible Notes, which are convertible into 33,333,333 Shares, and (iv) $5 million principal amount of 7.5% Exchangeable Notes, which, if the number of shares the Company is authorized to issue is increased to 200,000,000 shares, will be exchanged for $5 million principal amount of 7.5% Convertible Notes, which will be convertible into an additional 33,333,333 Shares. As the controlling member of CVGI and the controlling member of GVI, TCF III may be deemed, pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of all those securities, other than 9,599,749 Shares, which are owned by Thayer.

         (c) On November 5, 2001, CVGI and the Company entered into a Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which CVGI purchased $5 million principal amount of 7.5% Convertible Notes, which are convertible into 33,333,333 Shares, and $5 million principal amount of 7.5% Exchangeable Notes, which, if the number of shares the Company is authorized to issue is increased to 200,000,000 shares, will be exchanged for $5 million principal amount of 7.5% Convertible Notes, which will be convertible into an additional 33,333,333 Shares. In addition, on October 1, 2001, GVI received $676,194.75 principal amount of the Company's 9% Convertible Subordinated Notes, which are convertible into 128,799 Shares, as interest on 9% Convertible Notes which were already outstanding.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by CVGI, GVI or Thayer, except that GVI has granted Allied Capital Corporation a security interest in all the 9% Convertible Subordinated Notes it holds to secure GVI's obligations under a $5.5 million note to Allied Capital Corporation, and GVI is required to apply any proceeds of sales of 9% Convertible Subordinated Notes to repay the note to Allied Capital Corporation until that note is paid in full.

         (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 5, 2001, CVGI, TCF III, GVI, Thayer and Frederic Malek ("Malek") entered into a Capital Contribution Agreement (which is dated November 2, 2001) under which:

    -    TCF III agreed to contribute up to $20 million in cash to CVGI;

    - GVI agreed that at the time CVG Acquisition accepts Shares which are tendered in response to a tender offer it is making, GVI will contribute 386,300 Shares to CVGI, and will deliver to TCF III a note which will give it the right to receive proceeds of $4,950,353 principal amount of 9% Convertible Subordinated Notes (which TCF III will transfer to Thayer in exchange for Shares);

    -    Thayer agreed to contribute in total up to $4 million in cash to CVGI;

    - Thayer agreed that at the time CVG Acquisition accepts Shares which are tendered in response to a tender offer it is making, Thayer will contribute 3,500,000 Shares to CVGI and will transfer 6,099,749 shares to TCF III, which in turn will contribute them through GVI to CVGI; and

    - Malek has agreed, subject to approval by Thayer's advisory committee, that after Thayer has contributed $4 million in cash to CVGI, Malek will contribute up to $1 million to CVGI. If Thayer's advisory committee does not approve Malek's making those contributions, TCF III will make the contributions Malek cannot make.

When all the contributions are made, it is expected that TCF III and GVI (which is wholly-owned by TCF III and related funds) will own 80% of CVGI and Thayer Capital and Malek (who is the Chairman of Thayer and the Chairman of the Company) will own 20% of CVGI. They have agreed that, until there are significant changes in the ownership percentages, CVGI will have a Board of Directors consisting of five people, of whom three will be designees of TCF III and two will be designees of Thayer. Because of its 80% ownership and its majority representation on the Board, TFC III will control day to day decisions of CVGI.

         On the same date that the Capital Contribution Agreement was signed, CVGI, GVI, TCF III, Thayer and the Company entered into an Agreement to Tender, pursuant to which they agreed that if the Company terminates the Note Purchase Agreement in order to enter into an alternate financing transaction of the type described in the Note Purchase Agreement and that alternate financing includes a purchase of all the Company's common stock for a price in excess of $0.15 per share, each of CVGI, GVI, TCF III and Thayer will tender or otherwise sell or exchange all their Shares in connection with the alternate financing transaction on the same terms as those on which public holders of Shares would sell or exchange their shares. CVGI, GVI, TCF III and Thayer also agreed to vote all their shares in favor of the alternate financing transaction if a vote is required.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Capital Contribution Agreement, dated November 2, 2001.

         Exhibit B - Agreement to Tender, dated November 2, 2001.

         Exhibit C - Joint Filing Agreement, dated November 14, 2001.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Dated:  November 15, 2001


                                            CVG INVESTMENT LLC

                                            By: /s/ Jeanette Welsh
                                               --------------------------------


                                            GV INVESTMENT LLC

                                            By: /s/ Jeanette Welsh
                                               --------------------------------


                                            THREE CITIES FUND III, L.P.
                                            By: TCR Associates III, L.L.C.
                                                General Partner
                                                By: TCR GP. L.L.C.
                                                     Managing Member

                                            By: /s/ J. William Uhrig
                                               --------------------------------
                                                     Managing Member


                                            THREE CITIES RESEARCH, INC.

                                            By: /s/ J. William Uhrig
                                               --------------------------------


                                            THAYER EQUITY INVESTORS III, L.P.
                                            By TC Equity Partners, L.L.C.
                                                     Its general partner

                                            By: /s/ Fred Malek
                                               --------------------------------


                                            TC EQUITY PARTNERS, L.L.C.


                                            By: /s/ Fred Malek
                                               --------------------------------